

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Nicholas P. Robinson
Chief Executive Officer
King Pubco, Inc.
875 Third Avenue
New York, NY 10022

> **Re: King Pubco, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 28, 2021**
> **File No. 333-255121**

Dear Mr. Robinson:

We have reviewed your amended registration statement and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2021 letter.

Amendment No. 2 to Form S-4

Key Metrics, page 241

1. We note your disclosure of Total Revenue Churn added in response to prior comment 1. Please address the following:
   - You disclose on page 166 that historically, it has taken several years when non-core customers churn off your platform. Tell us whether the same pattern is true for your other customers and, in light of this, tell us why you present churn for only a three month period for customers who reduce their revenue to zero.
   - Revise to disclose how management uses this metric and why it is useful to investors.
   - Revise to disclose this metric for your annual periods in addition to the quarterly periods already disclosed.

- Clarify how the annual periods are calculated and to the extent such calculations are based off of revenues declining to zero in a particular quarter, explain further how that is representative of annual churn.
- Tell us how churn, as defined on page 242, relates to the $1.9 million and $11.2 million of churning customers from old tranches for the three months ended March 31, 2021 and the year ended, December 31, 2020, respectively, as disclosed in your results of operations discussion. In this regard, to the extent these amounts represent the loss of revenue from go-forward customers that have communicated their intent not to provide future business to Kore, explain further why or how this differs from your definition of churn.

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Neil Whoriskey, Esq.